UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-40876

IHS Holding Limited

(Translation of Registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Amendment No. 1 to the Form 6-K filed by IHS Holding Limited, an exempted company with limited liability registered by way of continuation in the Cayman Islands (the “Company”) on February 17, 2026 is being filed solely for the purpose of filing the Merger Agreement, OND Support Agreement, and Parent Support Agreement each as defined below and filed hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

As previously disclosed, on February 17, 2026, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MTN Group Limited, a company incorporated under the laws of South Africa (“Parent”), Mobile Telephone Networks (Netherlands) B.V., a company incorporated under the laws of the Netherlands (“Holdings”), and Sub-Merger Co, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Holdings.

On February 17, 2026, Parent and Oranje-Nassau Développement S.C.A., FIAR (“OND”) also entered into a voting and support agreement with the Company (the “OND Support Agreement”) with respect to the OND Covered Shares (as defined below). As of the date of the OND Support Agreement, OND is the record and beneficial owner of 62,975,396 Ordinary Shares (the “OND Covered Shares”).

On February 17, 2026, Parent and Holdings also entered into a voting and support agreement with the Company (the “Parent Support Agreement”) with respect to the Parent Covered Shares (as defined below). As of the date of the Parent Support Agreement, Holdings is the record and beneficial owner of 85,176,719 Ordinary Shares (the “Parent Covered Shares”).

EXHIBIT INDEX

Exhibit	Description
99.1	Merger Agreement among IHS Holding Limited MTN Group Limited and the other parties thereto, dated February 17, 2026
99.2	Voting and Support Agreement, dated February 17, 2026 with MTN Group Limited, Oranje-Nassau Developpement S.C.A., FIAR, and the other parties thereto (“OND Support Agreement”)
99.3	Voting and Support Agreement, dated February 17, 2026, with MTN Group Limited, Mobile Telephone Networks (Netherlands) B.V. and the other parties thereto (“Parent Support Agreement”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS Holding Limited

Dated: February 18, 2026	By:	/s/ Steven Howden
Steven Howden
Executive Vice President and Chief Financial Officer